MOBILEPRO CORP.
                      3204 TOWER OAKS BOULEVARD, SUITE 350
                            ROCKVILLE, MARYLAND 20852



February 7, 2003


VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2, AS AMENDED (THE "REGISTRATION STATEMENT") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 18, 2002 (REGISTRATION NO. 333-100622)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Mobilepro Corp. (the "Registrant") to withdrawal the Registration Statement on Form SB-2, as amended, filed by the Registrant on October 18, 2002 (the "Registration Statement").

No securities were sold in connection with the Registration Statement. The withdrawal is being sought at the request of the SEC upon notification from the SEC that the Registrant's private placement must be completed and that a new registration statement should be filed with the SEC with respect to such offering. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.


Sincerely,

/s/ Arne Dunhem
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Arne Dunhem
President, Chief Executive Officer and Chairman